SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rockwood Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

774415103

(CUSIP Number)

Joel M. Frank

OZ Management, LP

9 West 57th Street, 39th Floor

New York, NY 10019

212-790-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

Schedule 13D CUSIP No. 774415103	Page 2 of 10 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) OZ Management LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,490,890
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,490,890
11.	Aggregate amount beneficially owned by each reporting person 2,490,890
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.50%
14.	Type of reporting person (see instructions) IA

SCHEDULE 13D

Schedule 13D CUSIP No. 774415103	Page 3 of 10 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Holding Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,490,890
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,490,890
11.	Aggregate amount beneficially owned by each reporting person 2,490,890
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.50%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

Schedule 13D CUSIP No. 774415103	Page 4 of 10 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Capital Management Group LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,490,890
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,490,890
11.	Aggregate amount beneficially owned by each reporting person 2,490,890
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.50%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

Schedule 13D CUSIP No. 774415103	Page 5 of 10 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Och
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,490,890
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,490,890
11.	Aggregate amount beneficially owned by each reporting person 2,490,890
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.50%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D
Schedule 13D CUSIP No. 774415103		Page 6 of 10 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 on Schedule 13D (this “Schedule 13D”) relates to the shares (the “Shares”) of common stock, $0.01 par value (the “Common Stock”), of Rockwood Holdings, Inc. (the “Issuer”) and in the manner set forth below, amends and further supplements Schedule 13D filed by the Reporting Persons on July 25, 2014 (the “Initial Schedule 13D”). The Reporting Persons are filing this Schedule 13D to report that on August 16, 2014 (the “Effective Date”), 1,800,900 shares of Common Stock receivable upon the exercise of call options held by the Reporting Persons expired. As a result, the Reporting Persons no longer own 5% or more of the Common Stock and are filing this Schedule 13D as an exit filing. Except as expressly set forth herein, there have been no changes to the Statement. The principal executive office of the Issuer is located at 299 Park Avenue, 12th Floor, New York, New York 10171.

Item 2.	Identity and Background.

Item 2 of the Initial Schedule 13D is amended and restated as follows:

(a)	This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) OZ Management LP (“OZ”), a Delaware limited partnership, is the principal investment manager to a number of investment funds and discretionary accounts (the “Accounts) with respect to the shares of Common Stock reported in this Schedule 13D.

(ii) Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, serves as the general partner of OZ. The shares of Common Stock reported in this Schedule 13D are held in the Accounts managed by OZ.

(iii) Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company, is a holding company that is the sole shareholder of OZHC.

(iv) Daniel S. Och is the Chief Executive Officer of OZHC and the Chief Executive Officer and Executive Managing Director of OZM.

(b)	The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

(c)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(e)	The place of organization of OZ, OZHC and OZM is set forth above. Daniel S. Och is a United States citizen.

SCHEDULE 13D
Schedule 13D CUSIP No. 774415103		Page 7 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is amended and restated as follows:

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $6,235,269.74 (including brokerage commissions). All funds to acquire the Shares were provided from capital of the Accounts.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is amended and restated as follows:

On July 15, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Albemarle Corporation (“Albemarle”) for the purpose of Albemarle’s acquiring control of the entire equity interest in the Issuer. Subject to the terms and conditions of the Merger Agreement, each outstanding share of the Issuer’s common stock will be exchanged for $50.65 in cash and 0.4803 of a share of Albemarle common stock. Since some of the Shares were acquired following the public announcement of the tender offer, under interpretations of the Staff of the Securities and Exchange Commission, the Reporting Persons may be deemed to have acquired the Shares in connection with the proposed takeover. The Shares reported herein were acquired by the Reporting Persons for investment purposes and not with a view towards changing or influencing control of the Issuer. The Reporting Persons no longer own 5% or more of the Common Stock because 1,800,900 shares of Common Stock receivable upon the exercise of call options held by the Reporting Persons expired on the Effective Date.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments related thereto at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is amended and restated as follows:

(a)	The aggregate number and percentage of Shares reported to be beneficially owned by the Reporting Persons in this Schedule 13D is 2,490,890 shares of Common Stock, constituting approximately 3.50% of the shares of Common Stock outstanding, based upon 71,237,377 shares of Common Stock outstanding as of August 1, 2014, as reflected in the Issuer’s Form 10-Q filed on August 8, 2014.

As of the date of this filing:

(i) OZ, OZHC, OZM and Mr. Och may be deemed beneficially to own 2,490,890 shares of Common Stock, constituting approximately 3.50% of the shares of Common Stock outstanding.

(b)	Shared voting and dispositive powers of the Reporting Persons:

(i) OZ, OZHC, OZM and Mr. Och have shared voting and dispositive powers over the 2,490,890 shares of Common Stock reported herein. OZ Management II LP (“OZII”) is a wholly-owned subsidiary of OZ and OZ is the sole member of Och-Ziff Holding II LLC (“OZHCII”). As such, OZ shares voting and dispositive power over securities held in the Accounts managed by OZII.

SCHEDULE 13D
Schedule 13D CUSIP No. 774415103		Page 8 of 10 Pages

(ii) OZM as the sole shareholder of OZHC and may be deemed to control voting and dispositive power over the 2,490,890 shares of Common Stock reported herein.

(iii) Mr. Och, as Chief Executive Officer and Executive Managing Director of OZM, may be deemed to control voting and dispositive power over the 2,490,890 shares of Common Stock reported herein.

(c)	Information concerning transactions in the securities of the Issuer effected by the Accounts for which the Reporting Persons have management and discretionary authority since the Reporting Persons’ filing of the Initial Schedule 13D is set forth in Schedule I hereto and is incorporated herein by reference.

(d)	No person other than the Accounts has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is amended and restated as follows:

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent upon the market value of the Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing. These contracts will not give the Reporting Persons direct or indirect voting, or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Accounts managed by the Reporting Persons have entered into long cash-settled swaps on customary terms referencing 372,716 shares of the Issuer’s Common Stock.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Schedule 13D	Page 9 of 10 Pages
CUSIP No. 774415103

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 19, 2014

OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation its general partner

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF HOLDING CORPORATION

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
DANIEL S. OCH

By:	/s/ Daniel S. Och
Daniel S. Och

Page 10 of 10 Pages

SCHEDULE I

TRANSACTIONS SINCE JULY 25, 2014 BY THE ACCOUNTS

The transactions described below were effected for cash in the open markets.

Date	Purchase /Sale	Security Type	Number of Shares / Number of Contracts	Price per Share / Price per Contract
7/29/2014	Sale	Common Stock	11240	82.14
7/29/2014	Sale	Common Stock	25223	82.14
7/30/2014	Sale	Common Stock	6050	81.8963
7/30/2014	Sale	Common Stock	11892	81.8963
7/31/2014	Purchase	Common Stock	2561	79.5103
7/31/2014	Purchase	Call Option	475	1.3
7/31/2014	Sale	Common Stock	5141	78.8768
7/31/2014	Sale	Common Stock	14720	78.8768